Exhibit 99

Reconciliation of Non-GAAP Financial Measures

Our quarterly report on Form 10-Q for the third quarter of 2003 includes "non-GAAP financial measures" as defined by SEC rules. Specifically, in Item 2, "Management's Discussion and Analysis of Results of Operations and Financial Condition," (MD&A) we refer to net revenues (revenues from services less interest and other financial charges) of the Commercial Finance, Consumer Finance and Equipment Management segments.
          We provided reconciliations of net revenues to reported revenues. Because net revenues is a common industry measure of margin, those disclosures will enable investors to compare the results of our businesses to others in the same industry.

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